[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]

June 12, 2008

VIA EDGAR

        Re:
        DJO Finance LLC and DJO Finance Corporation
        Registration Statement on Form S-4
         File No. 333-150354

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Peggy Fisher

Dear Ms. Fisher:

        On behalf of DJO Finance LLC and DJO Finance Corporation (the "Issuers"), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 ("Amendment No. 1") to the above-referenced Registration Statement relating to the offering of their 10 7/8% Senior Notes due 2014 and Guarantees of 10 7/8% Senior Notes due 2014, marked to show changes from the Registration Statement as filed on April 21, 2008. The Registration Statement has been revised in response to the comments from the staff of the Securities and Exchange Commission (the "Staff") and to update financial information to reflect the three-month period ended March 29, 2008 and to reflect certain other changes.

        In addition, we are providing the following responses to your comment letter, dated May 16, 2008, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff's comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by the Issuers.

Capitalization, page 52

1.
Please delete the item "cash and cash equivalents" from the Capitalization presentation.

  RESPONSE TO COMMENT 1:

        The Issuers have deleted the item "cash and cash equivalents" from the Capitalization presentation on page 52 of Amendment No. 1.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 53

2.
You may not disclaim your obligations under Federal Securities laws. Accordingly, please delete the second sentence of the first paragraph.

  RESPONSE TO COMMENT 2:

        The Issuers have deleted the second sentence of the first paragraph on page 53 of Amendment No. 1.

3.
You indicate that the purchase allocation is preliminary. Please expand to provide a description of the information on which you are waiting in order to complete the allocation and clarify when you expect the allocation will be finalized.

  RESPONSE TO COMMENT 3:

        The Issuers have revised the disclosure on page 53 of Amendment No. 1 to describe the items that need to be finalized in order to complete the allocation and have clarified when the Issuers expect the allocation to be completed. The revised disclosure is as follows:

        The fair values of the assets acquired and the liabilities assumed in connection with the DJO Merger were estimated in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets". The purchase price and the allocation of the purchase price remain preliminary and may be subject to adjustments as we finalize our estimates of certain items, including severance amounts for employees terminated, certain acquired inventories and accounts receivable and accruals for certain contingent liabilities that existed on November 20, 2007. We currently expect to finalize the allocation of the purchase price during the fourth quarter of 2008.

4.
We refer to adjustment (e). Please tell us and disclose the significant components of the $15.8 million. Tell us why you believe it is appropriate to eliminate these items under the guidance from Article 11 of Regulation S-X.

  RESPONSE TO COMMENT 4:

        The Issuers believe it is appropriate to eliminate the $15.8 million of expenses in the unaudited pro forma combined statement of operations in accordance with Article 11-02 (6)(i), as they are expenses directly attributable to the transaction and would have been incurred prior to January 1, 2007 had the DJO Merger occurred as of that date. The Issuers have revised the disclosure on page 55 of Amendment No. 1 to include the significant components of the $15.8 million as follows:

        Eliminates $15.8 million of expenses incurred in connection with the DJO Merger that will not have a continuing impact. The $15.8 million primarily includes $2.9 million of bridge financing fees related to alternative financing that was not used, $2.0 million in fees related to obtaining a fairness opinion on the DJO Merger transaction, $8.3 million related to investment banking fees in connection with the closing of the DJO Merger and $1.2 million related to legal services in connection with the closing of the DJO Merger.

Selected Historical Consolidated and Combined Financial Data, page 58

5.
You disclose that you have combined the predecessor and successor periods for the period ended December 31, 2006 because you believe that provides the most meaningful comparison of your financial results. Please disclose the basis for your conclusion that the combined data provides meaningful information. Please also provide a brief description of the factors affecting comparability of the predecessor and successor information. Please also expand the related footnote to the summary data on page 19.

  RESPONSE TO COMMENT 5:

        The Issuers submit that for the year ended December 31, 2006, the Issuers have combined the predecessor and successor periods and presented the unaudited financial data on a combined basis in order to facilitate investors' ability to compare a full year 2006 to a full year 2007. We believe that this mathematical combination provides useful insight into our annual results of operations. The presentation of financial information for the full year 2006 also enables the Issuers to provide investors with a more meaningful comparison of their annual results of operations for 2006 and 2007 in the Management's Discussion and Analysis of Financial Condition and Results of Operations. In addition, the predecessor and successor periods are similar in accounting method other than the effects of purchase accounting in the successor period which are disclosed in the Registration Statement. The

Issuers have revised their disclosure on page 58 of Amendment No. 1 and have expanded the related footnote to the summary data on pages 19-20 of Amendment No. 1 as follows:

        This mathematical combination does not comply with generally accepted accounting principles or with the rules for unaudited pro forma presentation, but is presented because we believe it is useful to compare our financial results on an annualized basis. The Successor period reflects the acquisition of ReAble by Blackstone using the purchase method of accounting pursuant to the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations". Accordingly, the comparability of the results of the Successor for the full year 2007 to the combined results of the Successor and the Predecessor for the full year 2006 is affected by differences in the basis of presentation, which reflects purchase accounting in the Successor periods and historical cost in the Predecessor period. In addition the comparability of the combined results is impacted by changes in our capital structure which occurred on the date the Prior Transaction was completed.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

Year ended December 31, 2007 compared to Year ended December 31, 2006 (combined basis), page 65

Selling, General and Administrative, page 67

6.
You disclose a measure of selling, general and administrative expenses excluding certain non-cash and non-recurring expenses for 2007 and 2006. Please revise your filing to remove this non-GAAP measure or tell us how your disclosure complies with all of the relevant requirements of Item 10(e) of Regulation S-K.

  RESPONSE TO COMMENT 6:

        The Issuers have deleted the non-GAAP items from the selling, general and administrative expenses disclosure on page 70 of Amendment No. 1.

Research and Development, page 67

7.
We see the significant charge for in-process research and development in 2006. Please expand to describe the nature of the in-process project(s). Please also expand to describe:

•
The status of the development and the complexity or uniqueness of the work completed at the acquisition date.

•
The stage of completion at the acquisition date.

•
The nature and timing of the remaining efforts for completion.

•
The anticipated completion date and the date you expect to begin benefiting from the in-process projects.

•
Projected costs to complete the in-process projects.

•
The risks and uncertainties associated with completing development within a reasonable period of time.

•
The status of the project(s) as of December 31, 2007

  RESPONSE TO COMMENT 7:

        The Issuers have expanded the disclosure in the Management's Discussion and Analysis of Financial Condition and Results of Operations related to the charge for the in-process projects to include a more detailed description of the status of the developments, the complexity or uniqueness of the work completed at the acquisition date, the stage of completion at the acquisition date, the nature and timing of the remaining efforts for completion, the anticipated completion date and the date we expect to begin benefiting from the in-process projects, the projected costs to complete the in-process projects, the risks and uncertainties associated with completing developments within a reasonable period of time and the status of the projects as of December 31, 2007. The revised disclosure included on page 71 of Amendment No. 1 is as follows:

        The amounts allocated to IPR&D were determined through established valuation techniques used in the medical device industry for development projects that had not reached technological feasibility as of the acquisition date and for which no alternative future uses existed. In accordance with SFAS No. 2, "Accounting for Research and Development Costs, as clarified by FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method—an Interpretation of FASB Statement No. 2", amounts assigned to IPR&D meeting the above-stated criteria were charged to expense as part of the allocation of the purchase price.

        The fair value of IPR&D for each of the Prior Transaction and the Compex acquisition was determined using the income approach. Under the income approach, the expected future cash flows from each project under development were estimated and discounted to their net present values at an appropriate risk-adjusted rate of return. Significant factors considered in the calculation of the rate of return were the weighted average cost of capital and return on assets, as well as the risks inherent in the development process, including the likelihood of achieving technological success and market acceptance. Each project was analyzed to determine the unique technological innovations, the existence and reliance on core technology, the existence of any alternative future use or current technological feasibility, and the complexity, cost and time to complete the remaining development. Future cash flows for each project were estimated based on forecasted revenue and costs, taking into account projected potential market opportunity, assumed penetration and growth rates. The IPR&D charges include only the fair value of IPR&D completed as of the respective acquisition dates. The fair value of developed technology or technology with alternative future uses was included in identifiable purchased intangible assets.

        The IPR&D charge related to the Prior Transaction of $25.2 million is made up of nine projects that were at an early stage of development and had not yet reached technological feasibility at the date the Prior Transaction was completed. The estimated cost to complete these projects was $7.3 million, comprised primarily of developing and designing the product features and building and verifying prototypes. We had expected these products to be completed and begin shipping between fiscal 2007 and fiscal 2009. As of December 31, 2007, the actual results have been consistent, in all material respects, with our assumptions at the time of the acquisitions although certain projects were not completed according to their original schedule and certain others have been abandoned. The IPR&D charge related to the Compex acquisition of $3.9 million is made up of four projects that were at an early stage of development and had not yet reached technological feasibility at the date the acquisition was completed. The estimated cost to complete these projects was $1.9 million, comprised primarily of developing and designing the product features and building and verifying prototypes. We had expected these products to be completed and to begin shipping between fiscal 2006 and fiscal 2008. As of December 31, 2007, we had abandoned three projects and the fourth was in production and shipping to customers.

Provision (Benefit) for Income Taxes, page 68

8.
Please disclose the effective rate of income taxes for each period and describe the principal factors responsible for any significant differences between the statutory and effective rates.

  RESPONSE TO COMMENT 8:

        The Issuers have revised the disclosure on page 72 of Amendment No. 1 to describe the principal factors responsible for any significant differences between the statutory and effective rates as follows:

        In 2007, we recorded $42.5 million of income tax benefit on a pre-tax loss of $124.5 million, resulting in an effective rate of 34.1%. In 2006, we recorded $20.2 million of income tax benefit on a pre-tax loss of $107.8 million, resulting in an effective rate of 18.8%, which is substantially lower than our statutory tax rate, due in part to the impact of a charge of $29.1 million for IPR&D costs in 2006. Expense related to IPR&D is not deductible for tax purposes and is treated as a permanent difference for tax accounting purposes. In addition to the IPR&D impact, our 2006 effective tax rate was also negatively impacted by non-deductible stock-based compensation, transaction costs related to closing the Prior Transaction, and other non-deductible expenses.

Liquidity and Capital Resources, page 72

Covenant compliance, page 74

9.
In the first paragraph please provide a specific description of the potential consequences of failing to meet the financial ratios based on adjusted EBITDA as disclosed in the filing. If failing to achieve the disclosed ratios could constitute events of default that could lead to acceleration of the borrowings, please clarify. Please note that disclosure of a non-GAAP measure related to a debt covenant should consider the guidance from Question 10 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In that regard, your disclosure should clarify the materiality of the specific covenant(s) leading to the disclosure of the non-GAAP financial measure of adjusted EBITDA.

  RESPONSE TO COMMENT 9:

        The Issuers have modified the disclosure in the first paragraph under "Covenant Compliance" on page 79 to clarify that a failure to comply with financial ratio requirements under their senior secured credit facility would constitute a default, and that under the Indentures governing the notes and our existing senior subordinated notes the Issuers' ability to engage in certain transactions, such as incurring debt, making dividends and investments and entering into merger transactions, may be limited if we are unable to satisfy certain ratio requirements on a pro forma basis after giving effect to those transactions. The Issuers have also clarified that the credit agreement, consisting of a $1,065.0 million term loan facility and a $100.0 million revolving credit facility, the $575.0 million principal amount of senior notes, and the $200.0 million principal amount of senior subordinated notes represent material components of the Issuers' capital structure. The revised disclosure is as follows:

        As described above, our New Senior Secured Credit Facility consisting of a $1,065.0 million term loan facility and a $100.0 million revolving credit facility and the Indentures governing the $575.0 million principal amount of senior notes and the $200.0 million principal amount of senior subordinated notes represent significant components of our capital structure. Under our New Senior Secured Credit Facility, we are required to maintain specified senior secured leverage ratios, which become more restrictive over time, that are determined based on our Adjusted EBITDA. If we fail to comply with the senior secured leverage ratio under our New Senior Secured Credit Facility, we would be in default under the credit facility. Upon the occurrence of an event of default under the New Senior Secured Credit Facility, the lenders could elect to declare all amounts outstanding under the New Senior Secured Credit Facility to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under the New Senior Secured Credit Facility could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under the New Senior Secured Credit Facility. Any acceleration under the New Senior Secured Credit Facility would also result in a default under the Indentures governing the notes and our existing senior subordinated notes, which could lead to the noteholders electing to declare the principal, premium, if any, and interest on the then outstanding notes immediately due and payable. In addition, under the Indentures governing the notes and our existing senior subordinated notes, our ability to engage in activities such as incurring additional indebtedness, making investments, refinancing subordinated indebtedness, paying dividends and entering into certain merger transactions is governed, in part, by our ability to satisfy tests based on Adjusted EBITDA.

10.
We see that you also disclose EBITDA here and in the summary financial data presented on page 19. Your disclosures indicate that you provide this as a non-GAAP performance measure. The non-GAAP measure eliminates recurring expenses and accordingly does not appear to comply with the guidance from Item 10(e)(1)(ii) of Regulation S-K. Please delete the EBITDA disclosure.

  RESPONSE TO COMMENT 10:

        The Issuers have deleted the EBITDA disclosure on pages 19-20 and pages 79-80.

11.
Under footnote (3) on page 76 you attribute a $13 million adjustment to a "reserve methodology change." Please tell us how your methodology changed. In that regard, please also explain what you mean by "anticipated integration related collection issues." Also address whether the change in methodology constitutes a change in accounting principles under SFAS 154.

  RESPONSE TO COMMENT 11:

        The Issuers have revised the disclosure on page 81 to describe the change as a "reserve estimate change" instead of a "reserve methodology change" to clarify the nature of the expense that was recorded. As defined in SFAS 154, "Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3", the amounts aggregating to the $13.0 million are all changes in accounting estimates resulting from new information related to accounting estimates for uncollectible accounts receivable and inventory obsolescence. None of the amounts recorded result from changes in accounting principles. As described in the Registration Statement, included in the $13.0 million is $9.8 million related to additional allowances for doubtful accounts receivable acquired in connection with the DJO Merger due to anticipated integration related collection issues. As part of our integration strategy related to the DJO Merger, we intend to integrate the collection of certain accounts receivable from third party payors acquired in the DJO Merger to our existing in-house third-party reimbursement billing and collections center. Although this transition and integration is intended to improve future collection rates and reduce costs to collect, in the short-term collection efforts are expected to be interrupted by the transition, negatively impacting expected collection rates for accounts receivable existing on the acquisition date. In addition, certain DJO Opco projects designed to improve collection rates were curtailed to shift focus to the integration. Based on these factors, we revised our estimate of the percentage of uncollectible accounts receivable acquired in the DJO Merger. Additionally, we increased the allowance for doubtful accounts at our Empi division by $2.1 million after the new management team resulting from the DJO Merger evaluated write-off history at Empi and increased the estimate of uncollectible accounts from the amounts the previous management team had estimated. We also increased the reserve for inventory obsolescence by $1.1 million related to a change in estimate for obsolescence of inventory acquired in connection with the DJO Merger.

Financial Statements, page F-1

DJO Finance LLC and Subsidiaries

12.
Please update the financial statements when required by Rule 3-12 of Regulation S-X. Please also update the related pro forma data.

  RESPONSE TO COMMENT 12:

        The Issuers have updated Amendment No. 1 to include their unaudited financial statements as of and for the three months ended March 29, 2008. The Issuers believe that no pro forma balance sheet is required in Amendment No. 1 as the DJO Merger is already reflected in the December 31, 2007 balance sheet. Additionally, the DJO Merger is reflected in the entire three month period ended March 29, 2008 and therefore, no updated pro forma statement of operations is required.

Consolidated Statements of Cash Flows, page F-9

13.
Tell us what comprises the difference in the amounts reported as Investment by Parent on the Consolidated Statements of Cash Flows and the Consolidated Statements of Changes in Stockholders' Equity, Membership Equity, and Comprehensive Income (loss).

  RESPONSE TO COMMENT 13:

        The Issuers submit that the difference in the amount reported as "Investment by Parent" on the Consolidated Statement of Cash Flows and the Consolidated Statements of Changes in Stockholders' Equity, Membership Equity, and Comprehensive Income (Loss) relates to the fair value of management rollover options related to the DJO Merger and the Prior Transaction. The fair value of the management rollover options of $15,478,000 and $6,900,000 for the year ended December 31, 2007 and the period from November 4, 2006 to December 31, 2006, respectively, is presented in the supplemental disclosure of cash flow information as non-cash investing and financing activities and is more fully described in Note 10 in the Notes to the Audited Consolidated Financial Statements which begins on page F-37 of Amendment No. 1.

        The Issuers have revised Amendment No. 1 to provide separate line items for the issuance of management rollover options and the investment by Parent in the Consolidated Statements of Changes in Stockholders' Equity, Membership Equity, and Comprehensive Income (Loss) on page F-8 of Amendment No. 1.

Note 1. Summary of Significant Accounting Principles, page F-11

Basis of Presentation and Principles of Consolidation

14.
Please tell us and disclose how you have a controlling interest in Medireha, a 50% owned entity.

  RESPONSE TO COMMENT 14:

        The Issuers submit that they have a controlling interest in Medireha, an entity owned 50% by them, because in addition to their 50% ownership, the Issuers control one of the two director seats, they have rights to prohibit certain business activities that are not consistent with the Issuers' plans for the business and they have exclusive distribution rights for products manufactured by Medireha. The Issuers have revised the disclosure on page F-12 of Amendment No. 1 as follows:

        Minority interests reflect the 50% ownership of Medireha GmbH ("Medireha") not owned by us, which we have consolidated due to our controlling interest. Our controlling interest consists of our 50% ownership and our control of one of the two director seats, our rights to prohibit certain business activities that are not consistent with our plans for the business and our exclusive distribution rights for products manufactured by Medireha.

Note 2. Acquisitions and Other Transactions, page F-17

15.
You state that you use third-party valuation firms to assist you in estimating fair values used in purchase price allocations. While management may elect to take full responsibility for fair values used in purchase allocations, if you choose to continue to refer to the expert in any capacity, please revise the filing to name the independent valuation expert and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

  RESPONSE TO COMMENT 15:

        The Issuers have eliminated the reference to the use of third-party valuation firms on page F-23 of Amendment No. 1 to make it clear that management is responsible for the valuations of our assets and liabilities.

16.
We note that approximately 89% of the purchase price relating to the Prior Transaction was allocated to goodwill. Please tell us and revise to disclose the specific factors leading to a purchase resulting in the recognition of the significant goodwill.

  RESPONSE TO COMMENT 16:

        The Issuers have revised the disclosure on page F-24 of Amendment No. 1 to disclose the specific factors leading to a purchase resulting in the recognition of significant goodwill as follows:

        Blackstone's primary reasons for acquiring ReAble in the Prior Transaction were to enter into and expand its market share in the rehabilitation and orthopedic markets. The acquisition of ReAble provided Blackstone with a platform in rehabilitation and orthopedics with leading market positions, favorable industry fundamentals, a comprehensive range of high quality orthopedic products, demonstrated new product development capabilities and extensive dedicated distribution channels. These are among the factors that contributed to a purchase price for the Prior Transaction that resulted in the recognition of goodwill.

Exhibits and Financial Statement Schedules, page II-8

17.
Please include updated accountants' consents with any amendments to the filing.

  RESPONSE TO COMMENT 17:

        The Issuers have included updated accountants' consents in Amendment No. 1 and will include updated consents in any subsequent amendment to the filing.

* * *

        Please do not hesitate to call Richard Fenyes at 212-455-2812 or Dominique Schulte at 212-455-2279 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ Richard Fenyes
Richard Fenyes

cc:
DJO Finance LLC and DJO Finance Corporation
    Donald M. Roberts